Exhibit 99.1

China Online Education Group Announces Fourth Quarter and Fiscal Year 2016 Results

Fourth quarter and fiscal year gross billings1 increased by 125.5% and 145.9% year-over-year, respectively

Fourth quarter and fiscal year net revenues increased by 131.8% and 170.4% year-over-year, respectively

Fiscal year net operating cash flow reached RMB28.7 million

BEIJING, March 22, 2017 — China Online Education Group (“51Talk” or the “Company”) (NYSE:COE), a leading online education platform in China, with core expertise in English education, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2016.

Fourth Quarter 2016 Financial and Operational Highlights

•                      Gross billings were RMB285.5 million (US$41.1 million), a 125.5% increase from RMB126.6 million for the fourth quarter of 2015.

•                      Net revenues were RMB128.2 million (US$18.5 million), a 131.8% increase from RMB55.3 million for the fourth quarter of 2015.

•                      Gross margin was 64.6%, compared with 62.0% for the fourth quarter of 2015.

•                      Percentage of gross billings contributed by K-12 students was 64.4%, compared with 34.8% for the fourth quarter of 2015.

Fiscal Year 2016 Financial and Operational Highlights

•                      Gross billings were RMB868.7 million (US$125.1 million), a 145.9% increase from RMB353.3 million for the fiscal year 2015.

•                      Net revenues were RMB418.3 million (US$60.2 million), a 170.4% increase from RMB154.7 million for the fiscal year 2015.

•                      Gross margin was 64.8%, compared with 61.4% for the fiscal year 2015.

•                      Percentage of gross billings contributed by K-12 students was 55.4%, compared with 30.3% for the fiscal year 2015.

•                      Net cash provided by operating activities reached RMB28.7 million (US$4.1 million), compared with RMB104.0 million of net cash used by operating activities for the fiscal year 2015.

1  Gross billings for a specific period is defined as the total amount of cash received for the sale of course packages in such period, net of the total amount of refunds in such period.

Key Operating Data

	For the three months ended			For the year ended
	Dec. 31,	Dec. 31,	Y-o-Y	Dec. 31,	Dec. 31,	Y-o-Y
	2015	2016	Change	2015	2016	Change

Gross billings (in RMB millions)	126.6	285.5	125.5%	353.3	868.7	145.9%
Gross billings contributed by K-12 students (in RMB millions)	44.0	183.8	317.6%	106.9	480.9	349.7%
Active students[2] (in thousands)	60.1	115.5	92.2%	86.5	163.2	88.8%

Mr. Jack Jiajia Huang, Founder, Director and Chief Executive Officer of 51Talk, said, “We are pleased to cap both our fourth quarter and fiscal year 2016 with continued broad-based momentum and record-high results in net revenues, gross billings and number of active students. Our tremendous growth in 2016 was primarily propelled by our growing K-12 student base, which accounted for 55.4% of gross billings in 2016, up from 30.3% in 2015, and reached 64.4% in the fourth quarter 2016. I am especially pleased to be reporting these strong results while at the same time also reporting our fiscal year net operating cash flow reached RMB28.7 million.”

Mr. Huang continued, “We expect to see continuous strong demand for online English learning for both K-12 and adult students in 2017, and our goal remains to rapidly grow our business to meet this demand. We are leveraging our industry-leading technologies, curriculum development capabilities, teacher training, and enhanced student services to further increase students’ satisfaction and learning effectiveness. Along with a greater focus on word-of-mouth referrals, we aim to further improve our sales and marketing efficiency.”

“In 2017, we aim to maintain our leadership position in the mass market as well as further grow our premium-level American Academy program. Key strategies to drive these goals include significantly upgrading student services and improving learning results through increased interaction with Chinese English teachers, as well as introducing new technologies and new course format options. Our R&D team is currently developing proprietary, next-generation audio and video learning technologies, which we plan to leverage to roll out exciting new product portfolios during the year,” Mr. Huang concluded.

Mr. Jimmy Lai, Chief Financial Officer of 51Talk, added, “Our robust results for the fourth quarter were highlighted by net revenues and gross billings growing by 131.8% and 125.5% year-over-year, respectively, and gross margin of 64.6%, compared with 62.0% for the same quarter in 2015. Non-GAAP3 sales and marketing expenses as a percentage of gross billings continued to show improvement, falling to 48.2% for the fourth quarter from 78.3% in the year-ago period. Non-GAAP sales and marketing expenses only increased by 38.8% year-over-year, while our gross billings increased by 125.5% year-over-year. We are committed to improving our operating efficiencies and to seizing the dynamic growth opportunities before us.”

2  An “active student” for a specified period refers to a student who booked at least one paid lesson, and excluding those students who only attended paid live broadcasting lessons.

3  For more information about the non-GAAP financial measures contained in this press release, please see “Use of Non-GAAP Financial Measures” below.

Mr. Lai continued, “As our K-12 student enrollment has increased significantly in the past year and became the majority of our student base in the fourth quarter, we started to see slight seasonality in lesson-taking patterns. K-12 students tend to take fewer lessons in the fourth quarter, corresponding with the fall school semester, compared to the third quarter, which is seasonally high and overlaps with their summer breaks. We will closely monitor the patterns as our K-12 student base continues to increase.”

Fourth Quarter 2016 Financial Results

Net Revenues

Net revenues for the fourth quarter of 2016 were RMB128.2 million (US$18.5 million), a 131.8% increase from RMB55.3 million for the same quarter last year. The increase was primarily attributed to an increase in the number of active students and, to a lesser extent, an increase in the average revenue per active student. The number of active students was 115.5 thousand, a 92.2% increase from 60.1 thousand for the same quarter last year.

Cost of Revenues

Cost of revenues for the fourth quarter of 2016 was RMB45.4 million (US$6.5 million), a 115.9% increase from RMB21.0 million for the same quarter last year. The increase was primarily driven by an increase in total service fees paid to teachers, mainly due to the delivery of an increased number of paid lessons, and to a lesser extent, due to the increased cost per lesson with the expansion of western teachers.

Gross Profit and Gross Margin

Gross profit for the fourth quarter of 2016 was RMB82.8 million (US$11.9 million), a 141.6% increase from RMB34.3 million for the same quarter last year.

Gross margin for the fourth quarter of 2016 was 64.6%, compared with 62.0% for the same quarter last year. The increase was mainly the result of increased prices and a stable teacher cost base.

Operating Expenses

Total operating expenses for the fourth quarter of 2016 were RMB233.4 million (US$33.6 million), a 60.4% increase from RMB145.5 million for the same quarter last year. The increase was mainly the result of increases in sales and marketing, product development, and general and administrative expenses.

Sales and marketing expenses for the fourth quarter of 2016 were RMB138.6 million (US$20.0 million), a 39.8% increase from RMB99.1 million for the same quarter last year. The increase was mainly due to higher expenses related to an increase in the number of sales and marketing personnel, increased expenses associated with publicity efforts and recognized share-based compensation expenses. There were no share-based compensation expenses recognized prior to the second quarter of 2016 as the initial public offering performance condition was not considered probable until the occurrence. Excluding share-based compensation expenses, non-GAAP sales and marketing expenses were RMB137.6 million (US$19.8 million), a 38.8% increase from RMB99.1 million for the same quarter last year.

Product development expenses for the fourth quarter of 2016 were RMB46.1 million (US$6.6 million), a 115.8% increase from RMB21.4 million for the same quarter last year. The increase was primarily the result of newly added technology and course development-related personnel to further strengthen technology platforms and expand curriculum offerings, recognized share-based compensation expenses, and technical services fees. There were no share-based compensation expenses recognized prior to the second quarter of 2016 as the initial public offering performance condition was not considered probable until the occurrence. Excluding share-based compensation expenses, non-GAAP product development expenses were RMB42.3 million (US$6.1 million), a 98.3% increase from RMB21.4 million for the same quarter last year.

General and administrative expenses for the fourth quarter of 2016 were RMB48.8 million (US$7.0 million), a 94.8% increase from RMB25.0 million for the same quarter last year. The increase was primarily due to additional personnel necessary to support expanded operations, the recognition of share-based compensation expenses, North American teacher recruitment costs for the American Academy program, and costs related to compliance and reporting obligations as a public company. There were no share-based compensation expenses recognized prior to the second quarter of 2016 as the initial public offering performance condition was not considered probable until the occurrence. Excluding share-based compensation expenses, non-GAAP general and administrative expenses were RMB44.3 million (US$6.4 million), a 77.1% increase from RMB25.0 million for the same quarter last year.

Loss from Operations

Loss from operations for the fourth quarter of 2016 was RMB150.6 million (US$21.7 million), compared with RMB111.2 million for the same quarter last year.

Non-GAAP loss from operations for the fourth quarter of 2016 was RMB141.5 million (US$20.4 million), compared with RMB111.2 million for the same quarter last year.

Net Loss

Net loss for the fourth quarter of 2016 was RMB154.2 million (US$22.2 million), compared with RMB114.3 million for the same quarter last year.

Non-GAAP net loss for the fourth quarter of 2016 was RMB145.0 million (US$20.9 million), compared with RMB114.3 million for the same quarter last year.

Basic and diluted net loss per American depositary share (“ADS”) attributable to ordinary shareholders for the fourth quarter of 2016 was RMB7.70 (US$1.11), compared with basic and diluted net loss per ADS attributable to ordinary shareholders of RMB29.62 for the same quarter last year. Each ADS represents 15 Class A ordinary shares.

Non-GAAP basic and diluted net loss per ADS attributable to ordinary shareholders for the fourth quarter of 2016 was RMB7.24 (US$1.04), compared with non-GAAP basic and diluted net loss per ADS attributable to ordinary shareholders of RMB29.62 for the same quarter last year.

Balance Sheet

As of December 31, 2016, the Company had total cash, cash equivalents and time deposits of RMB647.0 million (US$93.2 million), compared with RMB214.0 million as of December 31, 2015. The increase was primarily due to the proceeds raised in the Company’s initial public offering and concurrent private placement in June 2016.

The Company had deferred revenues (current and non-current) of RMB687.1 million (US$99.0 million) as of December 31, 2016, compared with RMB272.2 million as of December 31, 2015.

Fiscal Year 2016 Financial Results

Net Revenues

Net revenues for the fiscal year 2016 were RMB418.3 million (US$60.2 million), a 170.4% increase from RMB154.7 million for the last year. The increase was primarily attributed to an increase in the number of active students and, to a lesser extent, an increase in the average revenue per active student. The number of active students was 163.2 thousand, an 88.8% increase from 86.5 thousand for the last year.

Cost of Revenues

Cost of revenues for the fiscal year 2016 was RMB147.2 million (US$21.2 million), a 146.6% increase from RMB59.7 million for the last year. The increase was primarily driven by an increase in total service fees paid to teachers, mainly due to the delivery of an increased number of paid lessons, and to a lesser extent, due to the increased cost per lesson with the expansion of western teachers.

Gross Profit and Gross Margin

Gross profit for the fiscal year 2016 was RMB271.1 million (US$39.1 million), a 185.4% increase from RMB95.0 million for the last year.

Gross margin for the fiscal year 2016 was 64.8%, compared with 61.4% for the last year. The increase was mainly the result of increased prices and a stable teacher cost base.

Operating Expenses

Total operating expenses for the fiscal year 2016 were RMB783.3 million (US$112.8 million), an 87.9% increase from RMB416.8 million for the last year. The increase was mainly the result of increases in sales and marketing, product development, and general and administrative expenses.

Sales and marketing expenses for the fiscal year 2016 were RMB464.9 million (US$67.0 million), a 56.4% increase from RMB297.3 million for the last year. The increase was mainly due to an increase in the number of sales and marketing personnel, increased marketing and promotional expenses and share-based compensation expenses. There were no share-based compensation expenses recognized prior to the second quarter of 2016 as the initial public offering performance condition was not considered probable until the occurrence. Excluding share-based compensation expenses, non-GAAP sales and marketing expenses were RMB459.8 million (US$66.2 million), a 54.6% increase from RMB297.3 million for the last year.

Product development expenses for the fiscal year 2016 were RMB152.7 million (US$22.0 million), a 179.7% increase from RMB54.6 million for the last year. The increase was primarily the result of an increase in the number of technology and course development-related personnel, and recognized share-based compensation expenses. There were no share-based compensation expenses recognized prior to the second quarter of 2016 as the initial public offering performance condition was not considered probable until the occurrence. Excluding share-based compensation expenses, non-GAAP product development expenses were RMB136.5 million (US$19.7 million), a 150.0% increase from RMB54.6 million for the last year.

General and administrative expenses for the fiscal year 2016 were RMB165.7 million (US$23.9 million), a 155.2% increase from RMB64.9 million for the last year. The increase was primarily due to additional personnel necessary to support expanded operations, the recognition of share-based compensation expenses, recruitment costs mainly related to North American teacher recruitment for the American Academy program as well as sales team expansion, and costs related to compliance and reporting obligations as a public company. There were no share-based compensation expenses recognized prior to the second quarter of 2016 as the initial public offering performance condition was not considered probable until the occurrence. Excluding share-based compensation expenses, non-GAAP general and administrative expenses were RMB138.7 million (US$20.0 million), a 113.7% increase from RMB64.9 million for the last year.

Loss from Operations

Loss from operations for the fiscal year 2016 was RMB512.1 million (US$73.8 million), compared with RMB321.8 million for 2015.

Non-GAAP loss from operations for the fiscal year 2016 was RMB463.9 million (US$66.8 million), compared with RMB321.8 million for the last year.

Net Loss

Net loss for the fiscal year 2016 was RMB514.8 million (US$74.1 million), compared with RMB327.1 million for the last year.

Non-GAAP net loss for the fiscal year 2016 was RMB466.5 million (US$67.2 million), compared with RMB327.1 million for the last year.

Basic and diluted net loss per ADS attributable to ordinary shareholders for the fiscal year 2016 was RMB45.50 (US$6.55), compared with basic and diluted net loss per ADS attributable to ordinary shareholders of RMB83.60 for the last year. Each ADS represents 15 Class A ordinary shares.

Non-GAAP basic and diluted net loss per ADS attributable to ordinary shareholders for the fiscal year 2016 was RMB41.87 (US$6.03), compared with non-GAAP basic and diluted net loss per ADS attributable to ordinary shareholders of RMB83.60 for the last year.

Outlook

For the first quarter of 2017, the Company currently expects:

•                  Net revenues to be between RMB148.0 million to RMB153.0 million, which would represent an increase of approximately 105% to 112% from RMB72.2 million for the same quarter last year; and

•                  Gross billings to be between RMB310.0 million to RMB315.0 million, which would represent an increase of approximately 100% to 104% from RMB154.8 million for the same quarter last year.

The above outlook is based on the current market conditions and reflects the Company’s current and preliminary estimates of market and operating conditions and customer demand, which are all subject to change.

Conference Call

The Company’s management will host an earnings conference call at 8:00 AM U.S. Eastern Time on March 22, 2017 (8:00 PM Beijing/Hong Kong time on March 22, 2017).

Dial-in details for the earnings conference call are as follows:

United States (toll free):	1-888-346-8982
International:	1-412-902-4272
Hong Kong (toll free):	800-905-945
Hong Kong:	852-3018-4992
China:	400-120-1203

Participants should dial-in at least 5 minutes before the scheduled start time and ask to be connected to the call for “China Online Education Group.”

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.51talk.com.

A replay of the conference call will be accessible until March 29, 2017, by dialing the following telephone numbers:

United States (toll free):	1-877-344-7529
International:	1-412-317-0088
Replay Access Code:	10103498

About China Online Education Group

China Online Education Group (NYSE: COE) is a leading online education platform in China, with core expertise in English education. The Company’s mission is to make quality education accessible and affordable. The Company’s online and mobile education platforms enable students across China to take live one-on-one interactive English lessons with overseas foreign teachers, on demand. The Company connects its students with a large pool of highly qualified foreign teachers that it assembled using a shared economy approach, and employs student and teacher feedback and data analytics to deliver a personalized learning experience to its students.

For more information, please visit http://ir.51talk.com.

Use of Non-GAAP Financial Measures

In evaluating its business, 51Talk considers and uses the following measures defined as non-GAAP financial measures by the SEC as supplemental metrics to review and assess its operating performance: non-GAAP sales and marketing expenses, non-GAAP product development expenses, non-GAAP general and administrative expenses, non-GAAP operating expenses, non-GAAP loss from operations, non-GAAP income tax expenses, non-GAAP net loss, non-GAAP net loss attributable to ordinary shareholders, and non-GAAP net loss attributable to ordinary shareholders per share and per ADS. To present each of these non-GAAP measures, the Company excludes share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” set forth at the end of this press release.

51Talk believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance by excluding share-based expenses that may not be indicative of its operating performance from a cash perspective. 51Talk believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to 51Talk’s historical performance. 51Talk computes its non-GAAP financial measures using the same consistent method from quarter to quarter and from period to period. 51Talk believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision-making. A limitation of using non-GAAP measures is that these non-GAAP measures exclude share-based compensation expenses that have been and will continue to be for the foreseeable future a significant recurring expense in the 51Talk’s business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying table at the end of this press release provides more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.9430 to US$1.00, the rate in effect as of December 30, 2016 as certified for customs purposes by the Federal Reserve Bank of New York.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “aims”, “future”, “intends”, “plans”, “believes”, “estimates”, “likely to” and similar statements. Among other things, 51Talk’s business outlook and quotations from management in this announcement, as well as 51Talk’s strategic and operational plans, contain forward-looking statements. 51Talk may also make written or oral forward-looking statements in its periodic reports to the Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about 51Talk’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: 51Talk’s goals and strategies; 51Talk’s expectations regarding demand for and market acceptance of its brand and platform; 51Talk’s ability to retain and increase its student enrollment; 51Talk’s ability to offer new courses; 51Talk’s ability to engage, train and retain new teachers; 51Talk’s future business development, results of operations and financial condition; 51Talk’s ability to maintain and improve infrastructure necessary to operate its education platform; competition in the online education industry in China; the expected growth of, and trends in, the markets for 51Talk’s course offerings in China; relevant government policies and regulations relating to 51Talk’s corporate structure, business and industry;  general economic and business condition in China, the Philippines and elsewhere and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in 51Talk’s filings with the SEC. All information provided in this press release is as of the date of this press release, and 51Talk does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

China Online Education Group

Investor Relations

+86 (10) 5692-8909

ir@51talk.com

The Piacente Group, Inc.

Brandi Piacente

+86 (10) 6535-0148

+1-212-481-2050

51talk@tpg-ir.com

CHINA ONLINE EDUCATION GROUP

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands)

	As of
	Dec. 31,	Dec. 31,	Dec. 31,
	2015	2016	2016
	RMB	RMB	US$

ASSETS
Current assets
Cash and cash equivalents	46,873	274,873	39,590
Time deposits	167,078	372,150	53,601
Prepaid expenses and other current assets	42,130	65,766	9,472
Total current assets	256,081	712,789	102,663

Non-current assets
Held-to-maturity securities	—	6,943	1,000
Property, plant and equipment, net	25,012	41,576	5,988
Intangible assets, net	2,608	4,629	667
Goodwill	4,223	4,223	608
Other non-current assets	3,626	5,367	773
Total non-current assets	35,469	62,738	9,036

Total assets	291,550	775,527	111,699

LIABILITIES, MEZZANINE EQUITY AND STOCKHOLDERS’ DEFICIT
Current liabilities
Deferred revenues	264,411	653,413	94,111
Accrued expenses and other current liabilities	84,323	166,524	23,984
Taxes payable	20,314	18,923	2,725
Total current liabilities	369,048	838,860	120,820

Non-current liabilities
Deferred revenues	7,765	33,706	4,855
Deferred tax liabilities	380	226	33
Other non-current liabilities	674	1,918	276
Total non-current liabilities	8,819	35,850	5,164

Total liabilities	377,867	874,710	125,984

CHINA ONLINE EDUCATION GROUP

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands)

	As of
	Dec. 31,	Dec. 31,	Dec. 31,
	2015	2016	2016
	RMB	RMB	US$

Mezzanine equity
Preferred shares	478,962	—	—
Total mezzanine equity	478,962	—	—

Total shareholders’ deficit	(565,279)	(99,183)	(14,285)

Total liabilities, mezzanine equity and shareholders’ deficit	291,550	775,527	111,699

CHINA ONLINE EDUCATION GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In thousands except for number of shares and per share data)

	For the three months ended			For the year ended
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2015	2016	2016	2015	2016	2016
	RMB	RMB	US$	RMB	RMB	US$

Net revenues	55,307	128,219	18,467	154,675	418,281	60,245
Cost of revenues	(21,037)	(45,423)	(6,542)	(59,668)	(147,157)	(21,195)
Gross profit	34,270	82,796	11,925	95,007	271,124	39,050
Operating expenses
Sales and marketing expenses	(99,136)	(138,613)	(19,964)	(297,337)	(464,890)	(66,958)
Product development expenses	(21,350)	(46,068)	(6,635)	(54,597)	(152,709)	(21,995)
General and administrative expenses	(25,032)	(48,761)	(7,023)	(64,903)	(165,657)	(23,860)
Total operating expenses	(145,518)	(233,442)	(33,622)	(416,837)	(783,256)	(112,813)
Loss from operations	(111,248)	(150,646)	(21,697)	(321,830)	(512,132)	(73,763)
Interest and other (expenses)/income, net	(3,038)	(3,111)	(448)	(353)	(1,030)	(148)
Loss before income tax expenses	(114,286)	(153,757)	(22,145)	(322,183)	(513,162)	(73,911)
Income tax expenses	(44)	(408)	(59)	(4,903)	(1,616)	(233)
Net loss	(114,330)	(154,165)	(22,204)	(327,086)	(514,778)	(74,144)
Accretions to preferred shares redemption value	(28,391)	—	—	(75,665)	(91,631)	(13,198)
Deemed contribution from preferred shares	—	—	—	—	2,618	377
Net loss attributable to ordinary shareholders	(142,721)	(154,165)	(22,204)	(402,751)	(603,791)	(86,965)

Weighted average number of ordinary shares used in computing basic and diluted loss per share	72,267,532	300,400,768	300,400,768	72,267,532	199,039,819	199,039,819

Net loss per share attributable to ordinary shareholders basic and diluted	(1.97)	(0.51)	(0.07)	(5.57)	(3.03)	(0.44)

CHINA ONLINE EDUCATION GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In thousands except for number of shares and per share data)

	For the three months ended			For the year ended
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2015	2016	2016	2015	2016	2016
	RMB	RMB	US$	RMB	RMB	US$

Net loss per ADS attributable to ordinary shareholders basic and diluted	(29.62)	(7.70)	(1.11)	(83.60)	(45.50)	(6.55)

Comprehensive loss:
Net loss	(114,330)	(154,165)	(22,204)	(327,086)	(514,778)	(74,144)
Other comprehensive loss
Foreign currency translation adjustments	28	20,427	2,942	3,014	27,700	3,990
Total comprehensive loss	(114,302)	(133,738)	(19,262)	(324,072)	(487,078)	(70,154)

Share-based compensation expenses are included in the operating expenses as follows:

Sales and marketing expenses	—	(1,024)	(147)	—	(5,082)	(732)
Product development expenses	—	(3,735)	(538)	—	(16,202)	(2,334)
General and administrative expenses	—	(4,427)	(638)	—	(26,958)	(3,883)

CHINA ONLINE EDUCATION GROUP

Reconciliation of Non-GAAP Measures to the Most Comparable GAAP Measures

(In thousands except for number of shares and per share data)

	For the three months ended			For the year ended
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2015	2016	2016	2015	2016	2016
	RMB	RMB	US$	RMB	RMB	US$

Sales and marketing expenses	(99,136)	(138,613)	(19,964)	(297,337)	(464,890)	(66,958)
Less: Share-based compensation expenses	—	(1,024)	(147)	—	(5,082)	(732)
Non-GAAP sales and marketing expenses	(99,136)	(137,589)	(19,817)	(297,337)	(459,808)	(66,226)

Product development expenses	(21,350)	(46,068)	(6,635)	(54,597)	(152,709)	(21,995)
Less: Share-based compensation expenses	—	(3,735)	(538)	—	(16,202)	(2,334)
Non-GAAP product development expenses	(21,350)	(42,333)	(6,097)	(54,597)	(136,507)	(19,661)

General and administrative expenses	(25,032)	(48,761)	(7,023)	(64,903)	(165,657)	(23,860)
Less: Share-based compensation expenses	—	(4,427)	(638)	—	(26,958)	(3,883)
Non-GAAP general and administrative expenses	(25,032)	(44,334)	(6,385)	(64,903)	(138,699)	(19,977)

Operating expenses	(145,518)	(233,442)	(33,622)	(416,837)	(783,256)	(112,813)
Less: Share-based compensation expenses	—	(9,186)	(1,323)	—	(48,242)	(6,949)
Non-GAAP operating expenses	(145,518)	(224,256)	(32,299)	(416,837)	(735,014)	(105,864)

Loss from operations	(111,248)	(150,646)	(21,697)	(321,830)	(512,132)	(73,763)
Less: Share-based compensation expenses	—	(9,186)	(1,323)	—	(48,242)	(6,948)
Non-GAAP loss from operations	(111,248)	(141,460)	(20,374)	(321,830)	(463,890)	(66,815)

CHINA ONLINE EDUCATION GROUP

Reconciliation of Non-GAAP Measures to the Most Comparable GAAP Measures

(In thousands except for number of shares and per share data)

	For the three months ended			For the year ended
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2015	2016	2016	2015	2016	2016
	RMB	RMB	US$	RMB	RMB	US$

Income tax expenses	(44)	(408)	(59)	(4,903)	(1,616)	(233)
Less: Tax impact of Share-based compensation expenses	—	—	—	—	—	—
Non-GAAP income tax expenses	(44)	(408)	(59)	(4,903)	(1,616)	(233)

Net loss	(114,330)	(154,165)	(22,204)	(327,086)	(514,778)	(74,144)
Less: Share-based compensation expenses	—	(9,186)	(1,323)	—	(48,242)	(6,948)
Non-GAAP net loss	(114,330)	(144,979)	(20,881)	(327,086)	(466,536)	(67,196)

Net loss attributable to ordinary shareholders	(142,721)	(154,165)	(22,204)	(402,751)	(603,791)	(86,964)
Less: Share-based compensation expenses, net of tax	—	(9,186)	(1,323)	—	(48,242)	(6,948)
Non-GAAP net loss attributable to ordinary shareholders	(142,721)	(144,979)	(20,881)	(402,751)	(555,549)	(80,016)
Weighted average number of ordinary shares used in computing basic and diluted loss per share	72,267,532	300,400,768	300,400,768	72,267,532	199,039,819	199,039,819
Non-GAAP net loss per share attributable to ordinary shareholders basic and diluted	(1.97)	(0.48)	(0.07)	(5.57)	(2.79)	(0.40)
Non-GAAP net loss per ADS attributable to ordinary shareholders basic and diluted	(29.62)	(7.24)	(1.04)	(83.60)	(41.87)	(6.03)